October 13, 2020
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Alan Campbell
Mr. Christopher Edwards

Re: SYBLEU INC.

Amendment No 2 to Registration Statement on Form S-1

Filed October 6, 2020

File No. 333-248059

Dear Mr. Campbell and Mr. Edwards

With regard to the comments of the Staff (the “Staff”) as set forth in its letter dated October 9,2020 (the “Comment Letter”) relating to the abovementioned Securities Act filing made by SYBLEU INC. (The "Company").

Comment 1:

The following wording has been omitted:

“Both the identification of a product candidate as well as the completion of rigorous preclinical studies must be completed prior to the submission of a Biologic License Application to the FDA.”

Comment 2.

See amended S-1.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman& CEO

Joseph G Vaini

CFO